

October 18, 2013

Via E-mail
Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, Minnesota   55305

Re: **OneBeacon Insurance Group, Ltd.**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 28, 2013
                File No. 001-33128

Dear Mr. McDonough:

We have reviewed your September 19, 2013 response to our August 22, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of presentation, page F-6

1. To assist us in evaluating your response to prior comment 1, please explain to us why the pending receipt of regulatory approvals and of a third party actuarial review as disclosed on page 51 and on page 7 of your quarterly report for the period ended June 30, 2013 did not preclude you from reporting the Runoff Business as discontinued operations at September 30, 2012 and in subsequent reporting periods. In that regard, explain how you considered the guidance within ASC 360-10-45-9b in your determination that the pending conditions of regulatory approvals and the third party actuarial review are usual and customary in your discontinued operations assessments at September 30, 2012 and in subsequent reporting periods.

Note 2. Acquisitions and Disposals, page F-12

2. We acknowledge your response to prior comment 2 and your conclusion that you considered the potential issuance of the surplus notes, both individually and in the aggregate, including the Ancillary Agreements and determined that you do not retain significant continuing involvement in the Runoff Business component. Please provide us a revised analysis that explains in more detail how you performed the quantitative and qualitative analysis prescribed by ASC 205-20-55-15 to ASC 205-20-55-19 with respect to your continuing involvement resulting from the potential issuance of the surplus notes. Please also indicate in your analysis the potential range of note amounts to be issued and their significance with respect disposed Runoff Business component.

Note 19. Discontinued Operations, page F-69

3. Your response to prior comment 3 does not fully address how the pre-tax loss of $140.7 million during the third quarter of 2012 was determined. For example, we are unclear whether you have included the investment assets to be transferred as part of determining the loss on disposal calculation. In addition, we are unclear how your derived the $97 million economic loss from the fair valuation model of the runoff business as disclosed in your second paragraph of your response and how the loss amount was considered in the $140.7 million pre-tax loss calculation. Please explain and provide a more comprehensive analysis showing how you calculated the loss along with its component amounts such as investment assets transferred, assets/liabilities of the runoff business transferred, purchase price and other considerations etc. In your response, please also confirm that none of the losses recognized on disposal represent future operating losses given that the operating losses are required to be reported as discontinued operations in the period in which they occur.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant